Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

CTI BIOPHARMA CORP.,

a Delaware corporation;

SWEDISH ORPHAN BIOVITRUM AB (PUBL),

a Swedish public limited liability company; and

CLEOPATRA ACQUISITION CORP.,

a Delaware corporation

Dated as of May 10, 2023

Table of Contents

Section 1

THE OFFER

1.1	The Offer	2
1.2	Company Actions	5

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	7
2.2	Effect of the Merger	7
2.3	Closing; Effective Time	7
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	8
2.5	Conversion of Shares	8
2.6	Surrender of Certificates; Stock Transfer Books	9
2.7	Dissenters’ Rights	12
2.8	Treatment of Company Equity Awards	12
2.9	Further Action	13

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	14
3.2	Certificate of Incorporation and Bylaws	14
3.3	Capitalization, Etc.	14
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Changes; No Material Adverse Effect	18
3.6	Title to Assets	18
3.7	Real Property	18
3.8	Intellectual Property	19
3.9	Contracts	21
3.10	Liabilities	23
3.11	Compliance with Legal Requirements	24
3.12	Regulatory Matters	24
3.13	Certain Business Practices	27
3.14	Governmental Authorizations	27
3.15	Tax Matters	27
3.16	Employee Matters	29
3.17	Benefit Plans	29

i

3.18	Environmental Matters	31
3.19	Insurance	32
3.20	Legal Proceedings; Orders	32
3.21	Authority; Binding Nature of Agreement	33
3.22	Takeover Laws	33
3.23	Non-Contravention; Consents	33
3.24	Opinion of Financial Advisors	34
3.25	Brokers and Other Advisors	34
3.26	Transactions with Related Persons	34
3.27	Data Privacy	35
3.28	Acknowledgement by the Company	36

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	36
4.2	Purchaser	37
4.3	Authority; Binding Nature of Agreement	37
4.4	Non-Contravention; Consents	37
4.5	Disclosure	38
4.6	Absence of Litigation	38
4.7	Funds	38
4.8	Ownership of Shares	38
4.9	Acknowledgement by Parent and Purchaser	39
4.10	Brokers and Other Advisors	39

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	39
5.2	Operation of the Company’s Business	40
5.3	No Solicitation	44

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	46
6.2	Filings, Consents and Approvals	48
6.3	Employee Benefits	50
6.4	ESPP	52
6.5	Indemnification of Officers and Directors	52
6.6	Stockholder Litigation	54
6.7	Additional Agreements	54
6.8	Disclosure	54

6.9	Takeover Laws	55
6.10	Section 16 Matters	55
6.11	Rule 14d-10 Matters	55
6.12	Credit Agreement	55
6.13	Stock Exchange Delisting; Deregistration	56
6.14	Notification of Certain Events	56
6.15	Director and Officer Resignation	56
6.16	Financing Cooperation	56
6.17	FIRPTA Certificate and Notice	59
6.18	401(k) Termination	59

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	60
7.2	Consummation of Offer	60

Section 8

TERMINATION

8.1	Termination	60
8.2	Effect of Termination	62
8.3	Expenses; Termination Fees	62

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	64
9.2	Waiver	64
9.3	No Survival of Representations and Warranties	64
9.4	Entire Agreement; Counterparts	64
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	65
9.6	Assignability	67
9.7	No Third Party Beneficiaries	67
9.8	Transfer Taxes	67
9.9	Notices	67
9.10	Severability	68
9.11	Obligation of Parent	69
9.12	Construction	69

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Conditions to the Offer

Annex II	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of May 10, 2023, by and among: Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Parent”); Cleopatra Acquisition Corp., a Delaware corporation and a wholly owned, indirect subsidiary of Parent (“Purchaser”); and CTI BioPharma Corp., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

INTRODUCTION

Upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (collectively, the “Shares”), other than the Excluded Shares, for $9.10 per share (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), net to the seller in cash, without interest, and subject to any withholding of Taxes.

As soon as practicable following the acquisition of Shares in accordance with the Offer and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (as defined below) (other than Excluded Shares and Dissenting Shares (each as defined below)) shall be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of Taxes, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) adopted and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company to accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

The board of directors of each of Parent and Purchaser have adopted and approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

Concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and the Purchaser to enter into this Agreement, certain significant stockholders of the Company are entering into a tender and support agreement (collectively, the “Support Agreements”) pursuant to which, among other matters, such stockholders have agreed to tender their Shares into the Offer and to take (and refrain from taking) certain other actions in connection with the Transactions, including supporting any actions necessary to consummate the Offer and the Merger.

Each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8.1, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to (i) the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b) and (ii) the Company being prepared, in accordance with Section 1.2(a), to file with the SEC, and to disseminate to the holders of Shares, the Schedule 14D-9 on the Offer Commencement Date), Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the Offer Conditions and the other terms set forth in this Agreement. Purchaser expressly reserves the right, to the extent permitted by applicable Legal Requirements, to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price (other than in a manner required by Section

1.1(g),) (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that materially and adversely affects, or would reasonably be expected to materially and adversely affect, any holder of Shares in its capacity as such (provided that Purchaser expressly reserves the right but shall not be obligated to waive any of the Offer Conditions), (G) except as provided in Sections 1.1(c) or 1.1(d), terminate the Offer or accelerate, extend or otherwise change the Expiration Date or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. In accordance with Section 1.1(d), the Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.1.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8.1: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Legal Requirement shall have expired or been terminated, and all necessary approvals shall have been obtained; (iii) if, as of the then-scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived (if permitted hereunder), at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (iv) if, as of the then-scheduled Expiration Date, all Offer Conditions have been satisfied or waived (if permitted hereunder, and other than any such Offer Conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)), except that the Minimum Condition has not been satisfied as of any then scheduled expiration of the Offer, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Minimum Condition to be satisfied, it being understood and agreed that the Purchaser shall not be required to extend the Offer pursuant to this clause (iv) on more than three (3) occasions, but may, in its sole and absolute discretion elect to do so; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of

(x) the termination of this Agreement in compliance with Section 8.1 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Subject to the Parties’ respective termination rights under Section 8.1, Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8.1. In the event that this Agreement is validly terminated pursuant to Section 8.1, Purchaser shall immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date (subject to (i) the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b) and (ii) the Company being prepared, in accordance with Section 1.2(a), to file with the SEC, and to disseminate to the holders of Shares, the Schedule 14D-9 immediately thereafter), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be timely disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and

Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including with respect to oral comments, a reasonably detailed description of such oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, and Purchaser shall perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time (as defined below), the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, combination, exchange of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided, that nothing in this Section 1.1(g) shall be construed to permit the Company Entities or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, valid waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares in accordance with the terms and conditions of this Agreement.

(i) Transfer Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of the Purchaser that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 1.1(i) under any circumstance.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL such that the Schedule 14D-9 will constitute a valid notice of appraisal rights under Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-

9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date (as defined below) as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including with respect to oral comments, a reasonably detailed description of any such oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their Representatives shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated in accordance with Section 8.1, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser in the Offer effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation and wholly owned, indirect subsidiary of Parent.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing among the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents by the Parties, as soon as practicable (and in no event later than one (1) business day) following the date on which the Offer Acceptance Time occurs, except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first business day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form reasonably agreed upon between the Parties and as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time the Merger is effective, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, as the case may be, or their earlier death, resignation or removal.

2.5 Conversion of Shares.

(a) Subject to Section 2.7, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company Entities (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time ((x) including any Shares issuable as a result of the conversion of the Company Warrants, but (y) excluding any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e);

(iv) each share of the common stock, $0.01 par value per share, of Purchaser then issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one share of common stock of the Surviving Corporation;

(v) each share of Series X Preferred Stock and each share of Series X1 Preferred Stock, in each case, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $91,000, without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e);

(vi) from and after the Effective Time, subject to this Section 2.5(a), all shares of Company Preferred Stock shall automatically be cancelled and cease to exist, and each applicable holder of such Company Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the amounts set forth in this Section 2.5(a), without any interest thereon and subject to any withholding of Taxes, therefor upon the surrender of such shares of Company Preferred Stock in accordance with Section 2.6.

From and after the Effective Time, subject to this Section 2.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e), therefor upon the surrender of such Shares in accordance with Section 2.6, or, in the case of Dissenting Shares, the rights set forth in Section 2.7.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, combination, exchange of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided, that nothing in this Section 2.5(b) shall be construed to permit the Company Entities or any other Person to take any action that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Commencement Date, Parent shall designate a bank or trust company reasonably acceptable to the Company (such approval not to be unreasonably withheld) to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares and the holders of outstanding shares of Company Preferred Stock to receive the aggregate Merger Consideration to which holders of such Shares or the holders of such outstanding shares of Company Preferred Stock, as the case may be, shall become entitled pursuant to Section 2.5. Promptly after the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent Parent becomes aware that (i) there are any losses with respect to any such investments or (ii) the Payment Fund has diminished for any reason below the level required for the Depository Agent or Paying Agent to make cash payment pursuant to Section 1.1(h) and Section 2.5, as applicable, Parent or the Surviving Corporation shall promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund has sufficient funds to allow the Depository Agent and the Paying Agent to make such payments pursuant to Section 1.1(h) and Section 2.5, as applicable.

(b) Promptly after the Effective Time (but in no event later than three (3) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares or shares of outstanding Company Preferred Stock, in each case, represented by a certificate evidencing such Shares or shares of Company Preferred Stock (collectively, the “Certificated Shares”) or (ii) Book-Entry Shares, who, in each case (i) and (ii) was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form (and mutually approved in form and substance by Parent and the Company) and shall specify that delivery shall be effected, and risk of loss and title to the Certificated Shares shall pass, only upon proper delivery of the certificates evidencing such Certificated Shares (the “Certificates”) (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, or such agent’s message in the case of Book-Entry Shares, and such other documents as may be required pursuant to the instructions, the holder of such Certificated Shares or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Certificated Share formerly evidenced by such Certificates or Book-Entry Share, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Certificated Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such transfer or other Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificated Share and Book-Entry Share (in each case, other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificated Shares or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e). Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificated Shares or Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) From and after the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares and any shares of Company Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or any shares of Company Preferred Stock except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares, shares of Company Preferred Stock, Company Options, Company Warrants or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. To the extent that amounts are so deducted and withheld and timely and properly remitted to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, shares of Company Preferred Stock, Company Options, the Company Warrants or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Certificated Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which amount shall not exceed the Merger Consideration payable with respect to such Certificated Shares), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Certificated Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, any Shares outstanding immediately prior to the Effective Time which are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time, and shall give Parent the opportunity to review, and have the Company consider in good faith all reasonable comments to, any written document to be given to any third party or Governmental Body in connection therewith. Parent and Purchaser shall have the right to direct and participate in and control all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing. Any portion of the Payment Fund made available to the Paying Agent in accordance with Section 2.6 in respect to Dissenting Shares will be returned to Parent upon demand.

2.8 Treatment of Company Equity Awards.

(a) Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Merger Consideration (each, an “In the Money Option”), shall be cancelled and terminated and converted into the right to receive a cash payment (without interest, and less any applicable withholding Taxes) equal to (A) the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

(b) At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, shall be cancelled with no consideration payable in respect thereof.

(c) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), the Surviving Corporation or its Affiliate, as applicable, shall pay the aggregate consideration payable pursuant to Section 2.8(a), net of any applicable withholding Taxes, payable with respect to In the Money Options through, to the extent applicable, the Surviving Corporation’s or its Affiliate’s payroll to the holders of Company Options.

(d) Prior to the Effective Time, the Company may take all actions that it determines to be appropriate or necessary to effect the transactions described in this Section 2.8.

2.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as of the date hereof and as of the Closing Date as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on its face that such exception or disclosure is applicable to qualify such section or subsection; and (c) except with respect to Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.3 (Capitalization, Etc.), 3.21 (Authority: Binding Nature of Agreement), 3.23 (Non-Contravention; Consents) and 3.25 (Brokers and Other Advisors), disclosure in the Company SEC Documents filed with the SEC since January 1, 2022 and publicly available at least three (3) business days prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other predictive, non-specific, cautionary or forward-looking statements in any other sections of such Company SEC Documents)):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiary is CTI Life Sciences Deutschland GmbH, a limited liability company organized under the laws of Germany. Each Company Entity has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Company Entity is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where such failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Company Entities, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Company Entities held by the Company, no Company Entity owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and organizational documents, as applicable, including all amendments thereto, of each of the Company Entities as in effect on the date hereof. No Company Entity is in material violation of any of the provisions of its respective certificate of incorporation, bylaws or other organizational documents, as applicable.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 266,500,000 Shares, of which 131,880,176 Shares had been issued and were outstanding as of the close of business on May 4, 2023 (the “Capitalization Date”); and (ii) 33,333 shares of Company Preferred Stock, of which (x) 12,575 are designated as Series O Preferred Stock, none of which were issued and outstanding as of the Capitalization Date, (y) 4,500 are designated as Series X Preferred Stock, 3,047 of which had been issued and were outstanding as of the Capitalization Date, and (z) 600 are designated as Series X1 Preferred Stock, all of which had been issued and were outstanding as of the Capitalization Date. As of the Capitalization Date, no Shares were held by the Company in its treasury. All of the outstanding Shares and outstanding shares of Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. The Company owns all of the authorized and outstanding capital stock of its Subsidiary.

(b) (i) None of the outstanding shares of capital stock of the Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Company are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Company to which the Company is a party. The Company is not under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on the Capitalization Date: (i) 25,496,529 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, (ii) 3,851,650 Shares were reserved for future issuance under Company Equity Plans, (iii) 830,600 Shares were reserved for future issuance under the Company ESPP, (iv) 15,005,648 Shares were reserved for issuance under the 2022 Sale Agreement, (v) 169,014 Shares were subject to issuance upon exercise of the Company Warrants, (vi) 30,470,000 Shares were subject to issuance upon conversion of the outstanding shares of Series X Preferred Stock and (vii) 6,000,000 Shares were subject to issuance upon conversion of the outstanding shares of Series X1 Preferred Stock. Section 3.3(c) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, for each Company Option, the holder, applicable Company Equity Plan governing the Company Option, grant date, number of Shares subject to the Company Option, vesting schedule, exercise price and expiration date. Other than as set forth in this Section 3.3(c), there are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation, restricted stock, restricted stock units or similar rights or equity-based awards with respect to any Company Entity to which such Company Entity is a party or by which such Company Entity is bound.

(d) Except as set forth in this Section 3.3 and except for Shares issuable upon the exercise or conversion of Company Options, Company Warrants and shares of Company Preferred Stock outstanding as of the Capitalization Date, there are no: (i) outstanding shares of capital stock of or other securities of any Company Entity; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Company Entity, in each case other than derivative securities not issued by the Company Entities; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Company Entity; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Company Entity is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2021, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments).

(c) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Entities that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Since December 31, 2022, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. Since January 1, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company Entities who have a significant role in the Company Entities’ internal control over financial reporting; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company has established and maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(e) The Company Entities are not a party to, nor do they have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company Entities in the Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. None of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to the Company Entities that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5 Absence of Changes; No Material Adverse Effect. From January 1, 2023 through the date of this Agreement:

(a) except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, each Company Entity has operated and conducted its business in the ordinary course of business;

(b) there has not occurred a Material Adverse Effect; and

(c) no Company Entity has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.2.

3.6 Title to Assets. Each Company Entity has good and valid title to all assets (excluding Intellectual Property Rights) owned by it as of the date of this Agreement, and such assets are, in all material respects, sufficient to carry on the business of each Company Entity as currently conducted, and owned by such Company Entity free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Company Entities do not own any real property.

(b) The Company Entities hold good, valid and existing leasehold interests in the real property that is leased or subleased by the Company Entities from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. Section 3.7(b) of the Company Disclosure Schedule identifies (i) all of the leases and subleases under which the Company Entities use or occupy or has the right to use or occupy any Leased Real Property (the “Real Property Leases”) and (ii) each street address applicable to such Leased Real Property. No Company Entity has received or delivered any written notice regarding any material violation or breach or default under any Real Property Lease related to the Leased Real Property that has not since been cured. The Company Entities’ right to use any Leased Real Property subject to a Real Property Lease has not been sublet, assigned or otherwise granted to any third party, nor have the Company Entities pledged, mortgaged or otherwise granted a lien on its leasehold interest in any Leased Real Property. The Company Entities have not exercised or given any notice of exercise of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal contained in any such Real Property Lease.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule identifies (i) the name of the current owner(s), (ii) the jurisdiction of application or registration and (iii) the application or registration number for each item of Company IP that is Registered IP, and all such Registered IP is valid and subsisting fully enforceable against third parties and there have been no acts or omissions that would prejudice the enforcement by the Company Entities, including acquiescence by the Company Entities in any unauthorized use by third parties.

(b) In respect of the Company IP that is Registered IP, all registry deadlines for payment of fees and registration of transactions have been met and all other steps required for the prosecution, maintenance and protection of such Registered IP have been taken.

(c) As of the date of this Agreement, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or, to the knowledge of the Company, threatened in writing against any Company Entity, in which the scope, validity, enforceability, priority, inventorship or ownership of any Registered IP owned by or exclusively licensed to any Company Entity is being contested or challenged.

(d) The Company Entities are the sole and exclusive owner (legally and beneficially) of all Company IP (except for in-licensed Company IP), free and clear of all Encumbrances other than Permitted Encumbrances. The Company Entities own or otherwise have sufficient rights in and to, and immediately after the Closing will continue to own or have sufficient rights in and to, all Intellectual Property Rights that are used in or necessary for the businesses of the Company Entities as currently conducted and as currently planned by the Company Entities to be conducted in all material respects. Upon and immediately after the Closing, all Company IP will be fully transferable, alienable and licensable by the Company Entities in the same manner immediately prior to the Closing without material restriction and without payment of any kind to any third party.

(e) No Company Associate owns or has any valid claim, right (whether or not currently exercisable) or interest to or in any Company IP and each Company Associate who is or was involved in the creation or development of any Company IP has signed an agreement under which they are obliged to disclose all Intellectual Property created by such Company Associate and which contains an irrevocable assignment of all Intellectual Property Rights to the Company and confidentiality provisions protecting such Company IP, and there is no material breach under any such agreement. No current or former Company Associate, who is or was involved in, or who is contributing or contributed to the creation or development of any Company IP is or has performed services for or was under restrictions resulting from his or her relations with any government, university, college or other academic or educational institution or research center, or organization of similar nature during the time such Company Associate is or was so involved in, or contributing to the creation or development of any Company IP.

(f) No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution is being or has been used to create, in whole or in part, Company IP.

(g) The Company Entities maintain the confidentiality of and have taken reasonable steps to otherwise protect and enforce their rights in all Trade Secrets held by the Company Entities and such Trade Secrets have not been disclosed to third parties other than in the ordinary course of business and subject to written confidentiality obligations from the third party and, so far as the Company is aware, has not been subject to unauthorized access by a third party. The Company Entities are not in breach of, and have not breached, any obligations or undertakings of confidentiality that they owe or have owed to any third party.

(h) Section 3.8(h) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company Entities license in any material Intellectual Property Right (each an “In-bound License”) or licenses out any material Intellectual Property Right owned by the Company Entities (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software, clinical trial agreements or non-disclosure agreements entered into in the ordinary course of business, and Out-bound Licenses shall not include non-exclusive outbound licenses contained in clinical trial agreements, or non-disclosure agreements entered into in the ordinary course of business).

(i) The Company IP and the operation of the Company Entities’ business as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by any other Person. As of the date of this Agreement, (i) no Legal Proceeding is pending (or, to the knowledge of the Company, is being threatened) against any Company Entity relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person and (ii) since January 1, 2021, no Company Entity has received any written notice, allegation or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by any Company Entity.

(j) To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company IP. As of the date of this Agreement, (i) no Legal Proceeding is pending or threatened by any Company Entity relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP and (ii) the Company Entities have not sent any written notice, allegation or other communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Company IP.

(k) None of the Company IP owned by the Company Entities is subject to any pending or outstanding injunction, directive, order, judgment, settlement, consent ruling or other disposition of dispute that adversely restricts the use, transfer or licensing of any such Company IP by the Company Entities, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any such Company IP.

(l) The consummation of the Transactions will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company IP.

(m) The Company Entities (i) lawfully own, lease or license all of the Systems used in its business and such Systems are reasonably sufficient for the immediate needs of the Company Entities, including as to capacity, scalability, and ability to process current and reasonably anticipated peak volumes in a timely manner, and (ii) will continue to have such rights immediately from and after the Closing. In the past two (2) years, there has been no failure or other substandard performance of any System that has caused a material disruption to the Company Entities. The Company Entities maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans and procedures. To the knowledge of the Company, the Systems do not and have not contained any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase software, hardware, or data. No Company Entity is in breach of any of its Contracts relating to Systems. No Company Entity has been subjected to an audit of any kind in connection with any Contract pursuant to which it uses any third party System, nor has it received any written notice of intent to conduct any such audit.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Company Entity is a party, or by which it or its properties or assets are bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Company Entity is a party or by which it or its properties or assets are bound as of the date of this Agreement constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar agreement between the Company and any Governmental Body and pursuant to which (A) a Company Entity will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on any Company Entity’s conduct;

(ii) any Contract between a Company Entity and any third Person (A) materially limiting the freedom or right of a Company Entity to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to the pricing of any product) granted by the Company, (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Company Entity to sell, distribute or manufacture any products or services for any other Person, or (D) with respect to the design, development, delivery, use, marketing, distribution, licensing out or otherwise exploiting of any Company product or Company IP, anywhere in the world;

(iii) any Contract that requires by its terms, or is reasonably expected to require, the payment or delivery of cash or other consideration to any Company Entity in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2023 or by any Company Entity in an amount in excess of $500,000 in the fiscal year ending December 31, 2023 and in each case (A) which cannot be cancelled by any Company Entity without penalty or further payment without more than ninety (90) days’ notice and (B) excluding commercially available off-the shelf software licenses and Software-as-a-Service offerings;

(iv) any Contract relating to Indebtedness, in each case, involving an aggregate principal amount in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v) any Contract between any Company Entity and any third Person constituting a joint venture, collaboration, partnership or similar revenue sharing arrangement;

(vi) any Contract that prohibits or requires the declaration or payment of dividends or distributions in respect of the capital stock of any Company Entity, the pledging of the capital stock or other equity interests of any Company Entity or the issuance of any guaranty by any Company Entity;

(vii) any (A) In-bound License and (B) Out-bound License;

(viii) any Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing;

(ix) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(x) any Real Property Lease;

(xi) any Contract that relates to the acquisition or disposition of any material business, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets, exclusive license or otherwise), or that contains a right of first negotiation, right of first refusal, ongoing royalty or milestone payment obligations, earnout payments, ongoing indemnification obligations or other similar rights;

(xii) any Contract with any Governmental Body under which payments in excess of $500,000 were received by any Company Entity in the most recently completed fiscal year;

(xiii) each Contract to which any Company Entity is a party pursuant to which such Company Entity has continuing guarantee, “earn-out”, installment or similar contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Company Entity, in each case that could result in payments in excess of $500,000;

(xiv) each management or employment Contract between any Company Entity or (other than employment offer letters entered into in the ordinary course) any individual service provider of any Company Entity with total annual fees that equals or exceeds $500,000;

(xv) any severance, retention, transaction bonus, change in control or other similar Contract between the Company Entities and any Company Associate;

(xvi) any Contract relating to any material distribution, supply, manufacturing, development, production or other similar collaborative arrangement with a third party, in each case that involves annual payments to or by any Company Entity greater than $500,000; and

(xvii) any Contract, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to any Company Entity, other than any such Contracts entered into in the ordinary course of business.

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent a copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company, its Subsidiary nor, to the knowledge of the Company, any other party thereto is in material breach of, or material default under, any Material Contract and neither the Company, its Subsidiary nor, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company Entities and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2021, the Company has not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured. No Company Entity has waived in writing any rights under any Material Contract, the waiver of which would be material to the Company Entities.

3.10 Liabilities. The Company Entities do not have any liabilities (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Company Entities (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business; (iv) liabilities incurred in the ordinary course of business since January 1, 2023; and (v) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 3.10 of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Indebtedness of the Company Entities.

3.11 Compliance with Legal Requirements. Each Company Entity is, and since January 1, 2018, has been, in compliance in all material respects with all applicable Legal Requirements and, since January 1, 2018, no Company Entity has been given or received written notice of, or has been charged with, or, to the knowledge of the Company, been threatened with being in, any material violation of any applicable Legal Requirement.

3.12 Regulatory Matters.

(a) Each Company Entity, its directors, officers, employees, and, to the Company’s knowledge, its agents, are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Healthcare Laws. No Company Entity is, and since January 1, 2018, has been subject to any enforcement, regulatory or administrative or legal proceedings against any Company Entity alleging non-compliance with the FDCA or any other Healthcare Laws, and no such enforcement, regulatory or administrative or Legal Proceeding is pending or has been threatened in writing. Since January 1, 2018, no Company Entity has received any written notification, correspondence or any other communication from any Governmental Body of potential or actual material noncompliance by, or liability of, the Company under any Healthcare Laws in connection with or that could reasonably have a material impact on any Company Entity, and to the Company’s knowledge, there are no circumstances reasonably likely to constitute a material violation of any Healthcare Laws, including, without limitation, with respect to marketing, labeling and advertising in accordance with the FDA’s requirements and restrictions and other Healthcare Laws.

(b) The Company Entities hold all material Regulatory Permits required for its business as currently conducted, and each such Regulatory Permit is valid and in full force and effect. Each Company Entity is, and since January 1, 2018, has been, in compliance in all material respects with the terms, conditions, and requirements of such Regulatory Permits. Since January 1, 2018, no deficiencies have been asserted in writing by any applicable Governmental Body with respect to any Regulatory Permits of the Company Entities.

(c) The Company Entities (i) have in place a National Drug Rebate Agreement and is validly enrolled in the Medicaid Drug Rebate Program established pursuant to 42 U.S.C. § 1396r-8, (ii) has in place a Pharmaceutical Pricing Agreement and Addendum and is validly enrolled in the 340B Drug Pricing Program established pursuant to 42 U.S.C. §256b, (iii) has in place a Master Agreement with the Department of Veterans Affairs pursuant to 38 U.S.C. § 8126, (iv) has in place a Coverage Gap Discount Agreement pursuant to the Coverage Gap Discount Program established pursuant to 42 U.S.C. §1395w-114 and 1395w-153, (the foregoing agreements, collectively, the “Governmental Agreements”) and (v) is and since January 1, 2018 has been in material compliance with all Legal Requirements pertaining to the foregoing, including the requirements to submit drug pricing and product information pursuant to any Healthcare Laws.

(d) All preclinical and clinical investigations conducted or sponsored by or on behalf of the Company Entities, or in which the Company Entities products or product candidates have participated, have been and, if still pending, are being conducted in material compliance with applicable Legal Requirements, including Healthcare Laws (including Good Clinical Practices and federal, state, and foreign laws, rules and regulations restricting the use and disclosure of individually identifiable health information). The Company Entities have not received any written notice or other correspondence from the FDA or any other Governmental Body performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring or recommending the termination, suspension or material modification of such studies or tests.

(e) The Company Entities have submitted to or filed with the FDA and any other Governmental Body performing functions similar to those performed by the FDA all required material filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports except where the failure to submit or file would not be material to the business of the Company Entities, taken as a whole. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted in writing by any applicable Governmental Body with respect to any such filings, declarations, listings, registrations, reports or submissions. All applications, notifications, submissions, price reporting, product listing, information, claims, reports, and statistics and other data and conclusions derived therefrom, required by any Healthcare Law or utilized as the basis for or submitted in connection with any and all requests for a Regulatory Permit or Governmental Authorization from the FDA or other Governmental Body or for inclusion in the NCCN Clinical Practice Guidelines in Oncology, when submitted to the FDA or other Governmental Body or the National Comprehensive Cancer Network (“NCCN”), were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body or the NCCN. The claims for the products are valid and supported by proper research, design, testing, analysis and disclosure.

(f) None of the Company Entities, nor any director, officer, employee, or to the Company’s knowledge, agent has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or other Governmental Body, or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (or similar Governmental Body to invoke a similar policy). No Company Entity is the subject of any adverse action, investigation, or audit by any Governmental Body regarding any Company Entity’s government price reporting obligations. No Company Entity is the subject of any pending or, to the knowledge of the Company, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy (or any similar Governmental Body’s policy). None of the Company Entities, their officers or employees, or, to the knowledge of the Company, agents of the Company Entities has been debarred, excluded, suspended or otherwise ineligible for participation in federal healthcare programs (as defined in 42 U.S.C. § 1320a-7b(f)) or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. § 335a or any similar Legal Requirement or (B) exclusion, suspension or other ineligibility to participate in federal healthcare programs or any similar Legal Requirement. No claims, actions, proceedings or investigations that would reasonably be expected to result in such debarment, suspension or exclusion are pending or, to Company’s knowledge, threatened against any of the Company Entities or any of their directors, officers, employees or, to Company’s knowledge, agents.

(g) Since January 1, 2018, no Company Entity has received any written notice from a Governmental Body alleging that any of its products are misbranded as defined in 21 U.S.C. § 352 or adulterated as defined in 21 U.S.C. § 351, as amended, and the rules and regulations promulgated thereunder, or as defined in comparable Legal Requirements in any jurisdiction. Neither the Company Entities nor any supplier or manufacturing site for the Company Entities’ products (whether owned or operated by the Company, its Subsidiary or that of a contract manufacturer) has been subject to a Governmental Body (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or any other Governmental Body notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body related to or affecting (or that reasonably could affect) the Company Entities’ products and alleging or asserting noncompliance with any applicable Healthcare Laws, Regulatory Permits or Governmental Authorizations, and, to Company’s knowledge, neither the FDA nor any other Governmental Body is considering such action.

(h) There have been no recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Entities’ products (“Safety Notices”). There have been no material complaints with respect to the Company Entities’ products, and to the Company’s knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the products; (ii) a material change in labeling of any of the products; or (iii) a termination or suspension of marketing or testing of any of the products.

(i) No Company Entity is a party to, nor has ongoing reporting obligations pursuant to, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement with or imposed by any Governmental Body. No Company Entity is subject to any investigation, action or other Legal Proceeding that is pending or, to Company’s knowledge, that is threatened, in each case by the FDA, the Department of Health and Human Services Office of Inspector General or the Department of Justice or any other Governmental Body pursuant to the Federal Healthcare Program Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)) or the Federal False Claims Act (31 U.S.C. §3729), or any other comparable Legal Requirements. To the Company’s knowledge, no person has filed or threatened in writing to file against any Company Entity any action or other Legal Proceeding under Federal False Claims Act (31 U.S.C. §3729) or any other federal, state or foreign whistleblower statute, and there are no facts or circumstances that could reasonably give rise to such filing or threatened filing.

3.13 Certain Business Practices.

(a) Neither any Company Entity nor, to the knowledge of the Company, any of its Representatives has (i) used any funds (whether of any Company Entity or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, or (iv) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2018, no Company Entity has received any written communication from a Governmental Body that alleges any of the foregoing. Each Company Entity has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company Entities as required by Anti-Corruption Laws in all material respects. The Company Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. As of the date of this Agreement, no officer, director or employee of any Company Entity is a government official.

(b) Neither any Company Entity, nor any of their directors, officers or employees, (i) is a Sanctioned Person, (ii) has in the past five (5) years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of any Company Entity, except pursuant to a license from the United States, or (iii) has in the past five (5) years violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

3.14 Governmental Authorizations. The Company Entities hold all material Governmental Authorizations necessary to enable each Company Entity to conduct its business in the manner in which such business is currently being conducted. The material Governmental Authorizations held by the Company Entities are valid and in full force and effect. Each Company Entity is, and since January 1, 2018, has been in compliance in all material respects with the terms, conditions, and requirements of such Governmental Authorizations. Since January 1, 2018, no Company Entity has received any written notice from any Governmental Body regarding, and there are no facts or circumstances that are likely to give rise to, (i) any material adverse change in any such Governmental Authorization, or any failure to materially comply with any applicable Legal Requirements or any term or requirement of any such Governmental Authorization; or (ii) any revocation, withdrawal, suspension, cancellation, termination, limitation, or material modification of any such Governmental Authorization.

3.15 Tax Matters

(a) (i) Each of the material Tax Returns required to be filed by or on behalf of the Company Entities with any Governmental Body (the “Company Returns”) have been filed on or before the applicable due date (including any extensions of such due date), and have been prepared in accordance with all applicable Legal Requirements and are accurate and complete, in each case in all material respects, and (ii) all material Taxes due and payable by any Company Entity (whether or not shown on the Company Returns) have been paid, and all material Taxes required to be withheld have been withheld and paid, in each case, to the appropriate Governmental Body.

(b) There are no pending examinations or audits of any Company Return in progress involving material Taxes. No unresolved written claim has been received by any Company Entity from any Governmental Body in any jurisdiction where the Company Entities do not file Tax Returns that the Company Entities are or may be subject to Taxes in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any material Company Return has been granted or is currently in effect other than automatic extensions or waivers obtained in the ordinary course of business.

(c) No Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing against or with respect to any Company Entity in respect of any material Tax, and no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or contested in good faith and in accordance with applicable Legal Requirements.

(d) For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, the Company Entities (i) have not been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or its Subsidiary), and (ii) do not have any material liability for the Taxes of any other Person (other than any Company Entity) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or otherwise (other than pursuant to customary provisions in agreements not primarily related to Taxes and entered into in the ordinary course of business).

(e) During the two (2) year period ending on the date hereof, no Company Entity has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code.

(f) No Company Entity has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g) No Company Entity will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business.

(h) No Company Entity is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than customary provisions in agreements not primarily related to Taxes and entered into in the ordinary course of business.

(i) There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Company Entity, other than Permitted Encumbrances.

(j) No entity classification election for U.S. federal income tax purposes has been filed with respect to the Subsidiary of the Company.

3.16 Employee Matters

(a) No Company Entity is or has at any time been bound by or a party to any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and no employees of any Company Entity are represented by any labor union or other labor organization with respect to their employment with any Company Entity and, to the knowledge of the Company, no union organization campaign is in progress with respect to, any employees of any Company Entity.

(b) There is no strike, work stoppage, picketing, lockout, walkout or other organized work interruption or union organizing activity pending, or, to the knowledge of the Company, any threat thereof, by any employees of any Company Entity with respect to their employment with the Company Entities, and the Company Entities have not experienced any such strike, work stoppage, picketing, lockout, walkout or other organized work interruption or union organizing activity in the past two (2) years.

(c) There are no (i) unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Body, or (ii) material grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the knowledge of the Company, threatened by or on behalf of any employees of any Company Entity.

(d) Each Company Entity is in compliance in all material respects with all applicable Legal Requirements, statutes, rules and regulations respecting employment and employment practices, wages and hours, pay equity, discrimination in employment, collective bargaining, fair labor standards, occupational health and safety, or any other labor or employment-related matters.

(e) No Company Entity is a party to, or otherwise bound by, any consent decree with, or citation any Governmental Body relating to employees or employment practices.

(f) Since January 1, 2021, no Company Entity has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any such entity.

3.17 Benefit Plans

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of the material Employee Plans (excluding any Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further liability and does not provide any retention, change in control or severance payments or benefits). To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) each material Employee

Plan, including all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recent summary plan descriptions and any material modifications thereto, (iv) the most recent annual reports with accompanying schedules and attachments, filed with respect to each Employee Plan required to make such a filing, (v) the most recently prepared actuarial reports, financial statements and trustee reports, if any, relating to the Employee Plan, (vi) all material records, notices and filings concerning IRS or United States Department of Labor audits or investigations with respect to any Employee Plan, and (vii) any non-ordinary course correspondence with the Department of Labor, Internal Revenue Service, or any other Governmental Body regarding a Benefit Plan within the last two (2) years.

(b) No Employee Plan is, and neither any Company Entity nor any ERISA Affiliate, contributes to, or been required to contribute to or has any liability or obligation, whether fixed or contingent, with respect to (i) a single employer plan or other pension plan subject to Title IV of ERISA or Section 302 of ERISA or Code Section 412, including any “single employer” defined benefit plan (as defined in Section 4001 of ERISA), (ii) any “multiemployer plan” (as defined in Section 4001 of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(c) Except as would not reasonably be expected to have a Material Adverse Effect, all payments, contributions and premiums related to each Employee Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on any Company Entity balance sheet in accordance with the terms of the Employee Plan and all applicable Legal Requirements.

(d) No Employee Plan, and neither any Company Entity nor any Employee Plan fiduciary with respect to any Employee Plan, in any case, is the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Body, nor is any such audit or investigation pending or, to the knowledge of the Company, threatened.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), the Company Entities (whether under an Employee Plan or otherwise) do not have and have not had any present or future obligation to provide health, accident, disability, life or other welfare benefits to or make any payment to, or with respect to, any present or former employee, consultant, officer, director or retiree of any Company Entity (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such employee, consultant, officer, director or retiree.

(g) Except as provided in Section 2.8, the execution and delivery of this Agreement and the consummation of the Transactions (either alone or in combination with other events or circumstances, whether contingent or otherwise) contemplated hereby will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of any Company Entity to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment, funding or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor or other service provider of any Company Entity, (iii) directly or indirectly cause any Company Entity to transfer or set aside any material assets to fund any benefits under any Employee Plan or (iv) result in any “parachute payment” within the meaning of Section 280G of the Code and the regulations and guidance thereunder.

(h) No Company Entity has sponsored, maintained, contributed to, or been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any service provider (or any dependent thereof) which is subject to the Legal Requirements of any jurisdiction outside of the United States.

3.18 Environmental Matters.

(a) Each Company Entity is, and has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as would not be material to the Company Entities taken as a whole.

(b) As of the date of this Agreement, there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Company Entity or in respect of any Leased Real Property, except as would not be material to the Company Entities taken as a whole.

(c) Except as would not be material to the Company Entities taken as a whole, no Company Entity has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Company Entity relating to or arising under Environmental Laws.

(d) To the knowledge of the Company, there are and have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of any Company Entity under any Environmental Law.

(e) The Company Entities have not assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

(f) No Company Entity has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, generated, manufactured, distributed, exposed any Person to or Released any Hazardous Materials, and, to the knowledge of the Company, no third party has Released or disposed of Hazardous Materials, at, on, or under the Leased Real Property or any other property or facility currently or previously owned, operated or used by any Company Entity, in each case in a manner that has given rise to, or would reasonably be expected to give rise to, any material liability under any Environmental Law.

3.19 Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Company Entities. The Company Entities maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no claim pending under any of the Company Entities’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, except as would not be, or would not reasonably be expected to be, material to the Company Entities, taken as a whole.

3.20 Legal Proceedings; Orders.

(a) There are no Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any Company Entity or, to the knowledge of the Company, against any present or former officer, director or employee of any Company Entity in such individual’s capacity as such, except as would not be, or would not reasonably be expected to be, material to the Company Entities, taken as a whole.

(b) No Company Entity is, and since January 1, 2021, has been, subject to any material order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any material order, writ, judgement, injunction, decree, determination or aware of any Governmental Body.

(c) No material investigation or review by any Governmental Body in connection with or relating to any Company Entity is pending or, to the knowledge of the Company, is being threatened.

(d) There are no Legal Proceedings pending or, to the knowledge of the Company, threatened against any Company Entity challenging the validity of or which would reasonably be expected to prevent, delay, affect or prohibit, the consummation of the Transactions.

3.21 Authority; Binding Nature of Agreement. The Company has all corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware, no other corporate actions or proceedings on the part of the Company are necessary to authorize the execution and delivery of and performance under this Agreement and the consummation of the Transactions. Prior to the date of this Agreement, at a meeting duly called, convened and held in accordance with the certificate of incorporation and bylaws of the Company, the Board of Directors unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement, the Support Agreements and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer and to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC and disseminated to the Company’s stockholders. The resolutions in the foregoing sentence, subject to Section 6.1, have not been subsequently withdrawn or modified as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the Company’s stockholders or any holder of Shares, Company Preferred Stock, Company Warrants, Company Options or any other securities of the Company, is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.22 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and the Support Agreements and to the consummation of the Offer, the Merger and the other Transactions.

3.23 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of the Company Entities; (ii) cause a violation by the Company Entities of any Legal Requirement or order applicable to the Company Entities or to which the Company Entities are subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which the Company Entities are entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of the Company Entities; except, in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.24 Opinion of Financial Advisors. The Board of Directors has received a written opinion of Centerview Partners LLC, financial advisor to the Company, that, as of the date of such written opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares or any Shares held by any Affiliate of the Company or Parent) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date of this Agreement, such opinion has not been withdrawn, revoked, rescinded or modified in any way. The Company will make available to Parent, solely for informational purposes and on a non-reliance basis, a signed copy of such opinion as soon as possible following the date of this Agreement.

3.25 Brokers and Other Advisors. Except for Centerview Partners LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company Entities.

3.26 Transactions with Related Persons. Except (a) as set forth on Section 3.26 of the Company Disclosure Schedule, (b) payment of compensation (whether written or unwritten) for employment to employees, (c) any Benefit Plans and (d) indemnification rights relating to an individual’s service as a director, manager or officer, no Company Related Person is a party to any Contract or other commitment to which any Company Entity is a party or by which any of its respective businesses, assets or properties is bound.

3.27 Data Privacy.

(a) The Company Entities, and all vendors, processors, or other third parties Processing or otherwise with access to Personal Information collected and/or Processed by or for, and/or sharing Personal Information with, the Company Entities (collectively, “Data Partners”), comply and have at all times complied with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to Personal Information (“Privacy Policies”), and (iii) contractual commitments related to the Processing of Personal Information (collectively, the “Privacy Requirements”). Each Company Entity has at all times, to the extent required by Privacy Requirements, presented a Privacy Policy to individuals prior to the collection of any Personal Information, and all of its Privacy Policies are and have at all times been accurate, consistent and complete and not misleading or deceptive (including by omission). The Company has delivered or made available to Parent true, complete, and correct copies of all Privacy Policies.

(b) The execution, delivery, and performance of this Agreement and the Transactions do not and will not: (i) conflict with or result in a violation or breach of any Privacy Requirements; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (iii) give rise to any right of termination or other right to impair or limit the Purchaser’s rights to own and Process any Personal Information used in or necessary for the operation of the Company Entities’ business; or (iv) otherwise prohibit the transfer of Personal Information to the Purchaser pursuant to the Transactions. To the extent that any Personal Information transferred as part of the Transactions falls within the scope of the California Consumer Privacy Act (“CCPA”) or similar U.S. state comprehensive privacy laws, for the avoidance of doubt, all such Personal Information is an asset that will be transferred as part of the Transactions, as contemplated by the relevant exception to the term “sale” as defined under such laws.

(c) The Company Entities routinely engage in due diligence of Data Partners before allowing them to access, receive or Process Personal Information, and monitors them to verify fulfillment of their contractual obligations regarding Personal Information. To the extent required by Privacy Requirements, the Company Entities have at all times had agreements in place with all Data Partners, including, without limitation, HIPAA-compliant business associate agreements with all third parties acting as a business associate (regardless of whether they act as a covered entity, business associate or subcontractor), which agreements comply and are consistent with the Privacy Requirements. Such agreements permit the Company Entities to operate the business of the Company Entities as presently conducted, require Data Partners to maintain the confidentiality of such Personal Information and safeguard such Personal Information in a manner consistent with the Company Entities’ obligations under the Privacy Requirements and neither any of the Company Entities, nor to the Company’s knowledge, any counterparty, is in material breach of any such agreements.

(d) The Company Entities have documented policies and procedures in place, consistent with the Privacy Requirements, in relation to the pseudonymization, de-identification, and encryption of Personal Information as appropriate.

(e) The Company Entities have not transferred or permitted the transfer of Personal Information originating in the EEA or UK outside the EEA or UK, except where such transfers have complied with the requirements of applicable Privacy Requirements and with appropriate safeguards in place for such transfer.

(f) The Company Entities have at all times implemented, maintained and complied with, and required all Data Partners to at all times implement, maintain and comply with, technical, physical, and organizational measures, plans, procedures, controls, and programs, including a written information security program, which at a minimum meet industry best practice and are designed to (i) protect Personal Information against any accidental, unlawful or unauthorized access, use, loss, disclosure, alteration, destruction, or compromise (a “Security Incident”), and (ii) identify and address internal and external risks to the privacy and security of Personal Information. None of the Company Entities nor any of their Data Partners has experienced any material Security Incidents. None of the Company Entities nor any third-party acting at the direction or authorization of the Company Entities, has paid any perpetrator of any actual or threatened Security Incident or cyberattack, including a ransomware attack or a denial-of-service attack.

(g) In relation to any Security Incident and/or Privacy Requirement, none of the Company Entities nor any of their Data Partners has (i) notified or been required to notify any customer, consumer, employee, Governmental Body, or other Person, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Governmental Body or other Person. There are no facts or circumstances that could give rise to the occurrence of (i) or (ii).

(h) The Company Entities maintain insurance coverage containing industry standard policy terms and limits that are appropriate to the risk of liability relating to any Security Incident, unauthorized Processing of Personal Information, or violation of the Privacy Requirements, and no claims have been made under such insurance policy(ies).

3.28 Acknowledgement by the Company. On its behalf, the Company is not relying and has not relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 4. Such representations and warranties by Parent and Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees, on its own behalf and on behalf of the other Company Entity, that all other representations and warranties of any kind or nature whether express, implied or statutory, are specifically disclaimed by each of Parent and Purchaser.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

4.1 Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than as contemplated by this Agreement in connection with the Transactions and those incident to Purchaser’s formation. A wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Purchaser each have all corporate power and authority to execute and deliver and perform their respective obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and Nasdaq, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has previously been obtained).

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds. As of the Effective Time, Parent will have (and will make available to Purchaser in a timely manner) immediately available funds in cash in an amount sufficient to carry out all of Parent and Purchaser’s obligations under this Agreement and to consummate the Transactions by payment in cash of the aggregate Offer Price payable following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options and Company Warrants following the Effective Time pursuant to Sections 2.8(a) and 2.8(c), and the aggregate amounts payable pursuant to the Payoff Letter on the Closing Date.

4.8 Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and agree that Parent and Purchaser will have no claim against the Company, or any of its Affiliates, stockholders or Representatives, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement. Notwithstanding anything contained herein to the contrary, the Parties acknowledge that the disclaimer set forth in this Section 4.9 is not intended to limit any person’s liability for Fraud or for a willful breach of this Agreement.

4.10 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the execution and delivery of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the Company’s Representatives to provide Parent, Purchaser and each of their respective Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets and properties, and to all existing books, records, Tax Returns, work papers, documents and information relating to the Company Entities, and promptly provide Parent, Purchaser and each of their respective Representatives with all reasonably requested information regarding the business of the Company Entities and such additional financial, operating, Tax and other data and information regarding the Company Entities, as Parent and/or Purchaser and/or their respective Representatives may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions (including with respect to integration planning related thereto); provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company Entities. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent and Purchaser and has used reasonable best efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), or (ii) contravene any applicable Legal Requirement (so long as the Company has reasonably cooperated with Parent and Purchaser and has used reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements). Notwithstanding the foregoing, nothing in this Section 5.1 shall require the Company to disclose any information to Parent or Parent’s Representatives if such information relates to the applicable portions of the minutes of the meetings of the Board of Directors or any committee thereof (including any presentations or other materials prepared by or for the Board of Directors or such committee thereof) where the Board of Directors or committee thereof discussed (x) the Transactions, (y) any Acquisition Proposal or (z) a Company Adverse Change Recommendation. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Mutual Confidentiality Agreement, dated March 3, 2023, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Company’s Business. During the Pre-Closing Period, except (x) as required by this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) (i) the Company shall, and shall cause its Subsidiary to, conduct their respective businesses and operations in the ordinary course in all material respects and in compliance with all applicable Legal Requirements, and (ii) the Company shall, and shall cause its Subsidiary to, use their respective reasonable best efforts to (A) preserve intact, in all material respects, the material components of the Company’s and its Subsidiary’s current business organization, including keeping available the services of current officers and key employees, (B) maintain in all material respects the Company’s and its Subsidiary’s respective relations and goodwill with all material suppliers, material customers, Governmental Bodies and other material business relations, and (C) preserve intact the material assets, properties and Contracts of the Company Entities; provided, however, that no action by the Company with respect to matters whose subject matter is specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(b) neither the Company nor its Subsidiary shall:

(i) (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), or (2) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof and copies of which have been made available to Parent) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) repurchases or forfeitures of Company Options outstanding on the date hereof pursuant to the terms of any such Company Option (as in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors or (C) in connection with withholding to satisfy the applicable exercise price and/or withholding Tax requirements with respect to Company Options or Company Warrants pursuant to the terms thereof (as in effect as of the date hereof);

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except (x) that the Company may issue Shares as required to be issued upon the exercise of Company Options or Company Warrants outstanding as of the date of this Agreement pursuant to the terms thereof (as in effect as of the date hereof), or issuable to participants in the Company ESPP in accordance with the terms thereof or (y) with respect to sales, grants, pledges, transfers or encumbrances (or authorizations with respect any of the foregoing) (1) constituting Permitted Encumbrances under clause (g) of the definition thereof or (2) constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(ix));

(iv) except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Company may: (A) provide increases in salary, wages or benefits to non-executive employees that do not exceed more than 3% of such employee’s current salary, wages or benefits; and (B) amend any Employee Plans to the extent required by applicable Legal Requirements;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership or similar arrangement;

(vii) make or agree to make any capital expenditures that would exceed the capital expenditure budget set forth on Section 5.2(b)(vii) of the Company Disclosure Schedule; except for capital expenditures that are not individually in excess of $250,000;

(viii) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term or abandonment of any application for registration of any Intellectual Property Right in the ordinary course of business and for which an extension or renewal cannot be obtained), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (except (A) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company, or (B) with respect to pledges, sales or other dispositions (x) constituting Permitted Encumbrances under clause (g) of the definition thereof or (y) constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(ix));

(ix) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness under clauses (i), (ii), (v), (vi) or (vii) of the definition of Indebtedness (in the case of clause (vii) of such definition, with respect to Indebtedness of the type referred to in clauses (i), (ii), (v) or (vi) of such definition) (except for (A) advances to directors, employees and consultants for travel and other business related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto, (B) advances of expenses as required under the Company’s certificate of incorporation or bylaws made available to Parent before the date of this Agreement, (C) Indebtedness under the Credit Agreement that will be paid off prior to, or substantially simultaneously with, the Closing, and (D) additional Indebtedness in an aggregate principal amount not to exceed $500,000) other than between the Company and its Subsidiary;

(x) (A) amend or modify in any material respect, or voluntarily terminate, waive any rights under, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or (B) enter into any Contract which would have been a Material Contract if such Contract was outstanding as of the execution and delivery of this Agreement; provided, that any repayment or other modification of Indebtedness under the Credit Agreement, or any action necessary to satisfy the requirements of Section 6.12, shall, in each case, be deemed not to violate this Section 5.2;

(xi) except as required by applicable Legal Requirements or GAAP or in the ordinary course of business, (A) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) make, rescind or change any material Tax election; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return, other than automatic waivers or extensions obtained in the ordinary course of business;

(xii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Company Entity, other than any settlement, release, waiver or compromise that results solely in monetary obligations involving only the payment of monies (without admission of wrongdoing) by the Company Entities of not more than $500,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, the Company) and provides for a complete release of the claims in the dispute giving rise to such settlement, release, waiver or compromise; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable;

(xiii) commence any Legal Proceeding, except (A) with respect to routine matters in the ordinary course of business, (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided, that the Company consults with Parent and considers in good faith the views and comments of Parent with respect to any such Legal Proceeding prior to commencement thereof) or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv) (A) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements), (B) implement any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act; or (C) terminate any employee with a title of senior vice president or above, other than a termination for “cause” or due to the employee’s death or disability, or hire any employee with a title of senior vice president or above;

(xv) adopt or implement any stockholder rights plan or similar arrangement;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Entity;

(xvii) fail to maintain in full force and effect insurance policies covering the Company Entities and their material properties, business, assets and operations in a form and amount consistent with past practice in all material respects;

(xviii) enter into any new material line of business or enter into any Contract that materially limits or otherwise restricts the Company or any of its Affiliates (including following the Effective Time, Parent and its Affiliates) following the Closing, from engaging or competing in any line of business or in any geographic area or otherwise enter into any Contracts imposing material restrictions on the Company’s assets, operations or business;

(xix) sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, create or incur any Encumbrance (other than a Permitted Encumbrance) on or otherwise fail to take any action necessary to maintain, enforce or protect, any Company IP, except for the grant of non-exclusive licenses to customers in the ordinary course of business, or the lapse or abandonment of Company IP that is Registered IP at the end of its statutory, non-extendible term; or

(xx) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xix) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period (1) the Company shall, and shall cause its Subsidiary and its and their respective Representatives to cease any direct or indirect solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and (2) the Company shall not, and shall cause its Subsidiary and its and their respective Representatives not to, (i) continue any solicitation, knowing encouragement, knowing facilitation (including by way of furnishing non-public information), discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) directly or indirectly (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, unless in the case of this (iii), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, in which event the Company Entities may take the preceding actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis, to the Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that the Company shall not be prohibited from providing any information to Parent in accordance with, and otherwise complying with this Section 5.3; or (iv) resolve to do, or agree or announce an intention to do, any of the foregoing under the preceding clauses (i) through (iii). As promptly as reasonably practicable (and in any event within 24 hours) following the date hereof, the Company shall discontinue electronic or physical data room access granted, and request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any Person (other than Parent and Parent’s Representatives) that has, within the one (1)-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal.

(c) Notwithstanding anything in this Agreement to the contrary, if at any time after the execution and delivery of this Agreement and prior to the Offer Acceptance Time, any Company Entity or any of their respective Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed after the execution and delivery of this Agreement and did not result from a breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof solely to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and (ii) if the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer and the failure to take such action described in clauses (ii)(x) and (ii)(y) of this Section 5.3(c) would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement (an executed copy of which shall be provided by the Company to Parent solely for informational purposes within 24 hours of execution thereof), information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal and the Representatives of such Person or group of Persons; provided that the Company shall as promptly as practicable (and no later than within 24 hours) provide to Parent any information concerning the Company Entities that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and the Representatives of such Person or group of Persons; provided, in the case of the preceding clauses (ii)(x) and (ii)(y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination of the Board of Directors described in the preceding clause (ii), together with the identity of such Person or group making such Acquisition Proposal.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent (orally and in writing) if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by any Company Entity or any Representative thereof and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto, to the extent such documents are provided to the Company Entities or their respective Representatives in connection with such Acquisition Proposal) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation).

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, that this Section 5.3(e) shall not be deemed to permit the Board of Directors to make a Company Adverse Change Recommendation except to the extent permitted by Section 6.1(b).

(f) The Company agrees that in the event any Representative of any Company Entity takes any action that, if taken by any Company Entity, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) approve, adopt, endorse, recommend or declare advisable, or publicly propose to approve, adopt, endorse, recommend or declare advisable, any Acquisition Proposal, (C) after the public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time), (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly reaffirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time), (E) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders, or (F) fail to publicly reaffirm the Company Board Recommendation within five (5) business days after Parent so requests in writing (any action described in this clause (i) being referred to as a

“Company Adverse Change Recommendation”) or (ii) approve, adopt, endorse, recommend or declare advisable, or propose to approve, adopt, endorse, recommend or declare advisable, or allow the Company to execute or enter into any letter of intent, agreement in principle, acquisition agreement or other Contract with respect to, or is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or that would require, or would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.3(c)).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that such Acquisition Proposal did not arise out of a breach of Section 5.3 the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case under (x) or (y), only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such five (5)-business day period shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by Parent, so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided, and shall have caused its Representatives to provide, to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(c) and Section 5.3(d), including the proposed definitive agreements (and any related agreements) among any Company Entity and any Person or group of Persons making such Acquisition Proposal, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel and financial advisors, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form and amount of payment of consideration) or other material amendment to any Acquisition Proposal and shall require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days; and

(ii) other than in connection with an Acquisition Proposal (which shall be subject, in a connection with a Company Adverse Change Recommendation, solely to Section 6.1(b)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such five (5)-business day period shall have negotiated, and shall have cause its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances relating to such Intervening Event that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances specified in clause (C)(1) of this Section 6.1(b)(ii) and require a new Determination Notice under clause (B) of this Section 6.1(b)(ii), except that the references to five (5) business days in connection therewith above in this Section 6.1(b)(ii) shall be deemed to be three (3) business days.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their respective reasonable best efforts to take or cause to be taken promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws (including any request for additional information pursuant to the HSR Act). Notwithstanding anything to the contrary contained in this Agreement, (1) neither Parent nor Purchaser nor their respective Affiliates shall be obligated to take any of the following actions (and, without Parent’s prior written consent, the Company Entities shall not take any of the following actions in furtherance of this Section 6.2(a)): (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or other disposition of any asset, interest or business; (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements; and (iii) any other behavioral undertakings and commitments whatsoever including but not limited to creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Body in connection with any of the foregoing, and (2) in no event shall Parent, Purchaser or any of their Affiliates be obligated to defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date. No Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period or withdraw its filing under the HSR Act or any other applicable Antitrust Laws, or enter into any similar timing agreement, without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed or conditioned).

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, unless otherwise mutually agreed to by the Parties, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and wherever practicable give the other Parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other party reasonable advance notice of, and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Notwithstanding anything to the contrary in this Section 6.2, the Parties may redact materials provided to one another (A) to remove competitively sensitive information or information concerning valuation; (B) as necessary to comply with Legal Requirements and Contracts; and (C) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns.

(d) Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust or competition clearances and shall take the lead in joint meetings with any Governmental Body in connection with obtaining any necessary antitrust or competition clearances; provided, that Parent and the Company shall consult in advance with each other and in good faith take each other’s views into account prior to taking any material substantive position in any written submissions or, to the extent practicable, discussions with Governmental Bodies. The Company shall consult with Parent prior to taking any material substantive position with respect to the filings under the HSR Act or required by any other Governmental Body.

6.3 Employee Benefits. For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s Affiliates) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate and annual cash-based bonus incentive compensation opportunity that are not materially less favorable in the aggregate than that provided to such Continuing Employee by the Company immediately prior to the Effective Time and (ii) employee benefits (other than equity-based benefits) that in the aggregate are no less favorable than those provided to such Continuing Employee by the Company immediately prior to the Effective Time or to similarly situated employees of Parent, as determined by Parent. Without limiting the foregoing:

(a) Parent shall cause all Continuing Employees to be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or an Affiliate’s, including, for the avoidance of doubt, Parent’s and Parent’s Affiliates’) corresponding health and welfare benefit plan. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation (other than any equity-based or long-term incentive plans, defined benefits plan, post-employment welfare benefit plans or non-qualified deferred compensation plans), then Parent shall use commercially reasonable efforts to ensure that such benefit plan shall, for purposes of eligibility and vesting, but not for purposes of defined benefit pension accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company. To the extent that service is relevant for benefit levels (excluding any equity-based or long-term incentive benefits, defined benefits, post-employment welfare benefits or non-qualified deferred compensation benefits, but including severance benefits), following the Effective Time, Parent shall use commercially reasonable efforts to ensure that any employee plan of Parent and/or the Surviving Corporation shall, for purposes of benefit levels, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time.

(b) Following the Effective Time, Parent or an Affiliate of Parent shall use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the plan year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents to the extent satisfied or waived under an analogous Employee Plan.

(c) Parent acknowledges and agrees that, upon the occurrence of the Effective Time, a “Change in Control” (or “Change of Control” as the case may be) of the Company shall have occurred for purposes of each of the Employee Plans set forth on Section 3.17(a) of the Company Disclosure Schedule in which such definition appears.

(d) Parent shall provide, or shall cause its Affiliates to provide, each Continuing Employee who experiences a termination of employment from Parent or any of their respective Affiliates during the Continuation Period with severance benefits that are not materially less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by the Company under the applicable severance policies had such termination occurred prior to the Effective Time.

The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment.

6.4 ESPP. Effective as of no later than immediately preceding the Effective Time, the Company shall have terminated the Company ESPP. Prior to the Effective Time, the Board of Directors (or, if appropriate, any committee administering the Company’s ESPP) shall adopt such resolutions and take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following the date of this Agreement under the Company ESPP, (ii) each individual participating in the Company ESPP shall not be permitted (x) to increase the amount of his or her rate of payroll contributions thereunder from the rate in effect on the date of this Agreement, or (y) to make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) each outstanding purchase right under the Company ESPP shall automatically be fully exercised, in accordance with the terms of the Company ESPP, not later than five (5) business days prior to the Effective Time (the “Final Purchase”) and (iv) no further purchase rights will be granted under the Company ESPP thereafter and the Company ESPP shall terminate immediately prior to the Effective Time. All Shares purchased in the Final Purchase shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of this Agreement.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Company and any indemnification or other similar agreements of the Company, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Company to perform its obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiary, as applicable, to, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to the advancement of expenses incurred in defense thereof from the Surviving Corporation or its Subsidiary, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its Subsidiary, as applicable, as in effect on the date of this Agreement; provided, that the Indemnified Person to whom expenses are advanced provides an undertaking to repay such amount if it shall ultimately be determined by final adjudication that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence and (y) the Surviving Corporation and its Subsidiary shall reasonably cooperate in the defense of any such matter.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 250% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”, which Maximum Amount is set forth on Section 6.5(b) of the Company Disclosure Schedule), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Company shall cause proper provision to be made so that the successors and assigns of the Company assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the Offer Acceptance Time and the Effective Time and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6 Stockholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with (and shall give reasonable consideration to Parent’s comments and other advice in connection with), and the opportunity to participate in, any litigation against the Company and/or its directors or officers relating to the Transactions or this Agreement, and the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to or offered without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents required to be filed by such Party under the Exchange Act, the Securities Act, any similar Legal Requirement or any listing agreement with or the listing rules of a national securities exchange or trading market, so long as such statements are substantially consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but, to the extent legally permissible, subject to giving reasonable advance notice to the other Party of the contents thereof and reasonably consulting with the other Party with respect to the contents thereof, issue any such press release or make any such public announcement or statement that is determined to be required by Legal Requirement, any listing agreement with or the listing rules or regulations of a national securities exchange or trading market, or any legal or judicial process; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation, and neither Party shall be required by this Section 6.8 to consult with or seek consent from the other Party relating to any dispute between the Parties relating to this Agreement.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company Warrants in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company Entities that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Credit Agreement. No later than (and preceded by a draft to Parent of the same at least three (3) business days prior to) the Closing Date, the Company shall use reasonable best efforts to deliver (or cause to be delivered) to Parent a customary payoff letter (or similar document) with respect to the Credit Agreement, together with customary lien release documentation required to effect the release of the Encumbrances securing the Indebtedness outstanding under the Credit Agreement (other than (x) any contingent indemnification obligations for which no claim has been asserted and (y) any other obligations which, by their terms, are to survive the termination of the Credit Agreement (such obligations (if any) referred to in the foregoing clauses (x) and (y), collectively, the “Excluded Obligations”)), including (and in each case to the extent applicable) any release notices, deeds of release and UCC-3 termination statements, from the lenders (or an agent on behalf of all lenders) under the Credit

Agreement (collectively, the “Payoff Letter”), which Payoff Letter shall specify the aggregate payoff amount required to be paid to fully satisfy all Indebtedness outstanding under the Credit Agreement (other than the Excluded Obligations) and provide that, upon receipt of such specified amount, all Encumbrances (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Company Entities securing such Indebtedness (and any other obligations secured thereby) shall be automatically released and terminated. On the Closing Date, Parent shall effect or cause to be effected the repayment in full of all obligations under the Credit Agreement in accordance with the Credit Agreement and the Payoff Letter. Parent shall reasonably cooperate with Company’s efforts under this Section 6.12.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.14 Notification of Certain Events. Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (a) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; (b) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries, as applicable, or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, as applicable, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction; or (c) the occurrence of any event or circumstance relating to which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company, or a Parent Material Adverse Effect with respect to Parent.

6.15 Director and Officer Resignation. The Company shall use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least five (5) business days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers or equivalents of each Company Entity as requested by Parent, resigning from such position as a director and/or corporate officer.

6.16 Financing Cooperation.

(a) Subject to Section 6.16(b), prior to Closing or termination of this Agreement, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, use reasonable best efforts to reasonably cooperate with and reasonably assist Parent, at the Parent’s request, sole cost and expense, in connection with arranging, obtaining and syndicating any Financing and causing the conditions in the Financing Documents and any commitment letters entered into in connection with such Financing to be satisfied, including using reasonable best efforts in (i) assisting with, and furnishing information for the purposes of, the preparation of customary prospectuses (including any pro forma financial information and any information required under Article 18(2) of Commission Delegated Regulation (EU) 2019/980), offering documents, syndication documents and materials, including bank information memoranda and private placement memoranda, lender and investor presentations, rating agency materials and presentations and other customary marketing materials in connection with the Financing (all such documents and materials, collectively, the “Marketing Documents”) (it being understood and agreed that the Marketing Documents shall include (or otherwise be subject to) any customary exculpation language, as the case may be, with respect to the Company, its Affiliates and their respective Representatives), (ii) furnishing to the Parent as promptly as reasonably practicable financial statements and operational information (including consolidated financial statements for interim periods up until the Closing Date) that can be prepared without undue burden with respect to the Company and its Subsidiary as is reasonably requested by Parent (the “Required Information”), (iii) assisting in the preparation of schedules to collateral agreements by providing information of the Company Entities required to be made available on such schedules for purposes of the arrangement or consummation of the Financing, (iv) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Financing, which shall not be required to be delivered or effective until at or promptly following the Effective Time, (v) subject to any contractual agreement in effect, obtaining the Payoff Letter, and the related lien releases, and instruments of termination or discharge, as applicable, required pursuant to Section 6.12, in each case which shall provide that, if sufficient funds are received by the financing sources under the Credit Agreement in order to pay off in full all obligations (other than the Excluded Obligations) in connection therewith or secured thereby, such release, termination and/or discharge shall be effective, and (vi) furnishing Parent as promptly as reasonably practical (and at least three (3) business days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiary required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested in writing by Parent or its Financing Sources at least ten (10) business days prior to the Closing Date. The Company hereby consents to the use of its and its Subsidiary’s logos in connection with the Financing so long as such logos are used solely (i) in a manner that is not intended to or that is not reasonably likely to harm or disparage the Company or its Subsidiary or the reputation or goodwill of the Company or its Subsidiary and (ii) solely in connection with a description of the Company, its business and products or the Merger.

(b) Notwithstanding the requirements of Section 6.16(a) or anything in this Agreement to the contrary, (i) neither the Company nor any of its Affiliates or their respective Representatives shall be required to enter into, approve or perform (or commit to enter into, approve or perform) any certificate, document, agreement, or instrument, in each case which will be effective prior to the Effective Time, (ii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of its Affiliates or their respective Affiliates, (iii) none of the Company nor any of its Affiliates or their respective Representatives, will be required to (1) pay or commit to pay any commitment or other fee, (2) reimburse or incur any costs or expenses or incur any other liability (including any guarantee, indemnity or pledge) in connection with the Financing or the Marketing Documents prior to the Effective Time, (3) provide any financial data other than the Required Information, or (4) provide any legal opinion or reliance letters or any certificate (in the case of the Company or its Subsidiary that would be required to be delivered prior to the Effective Time), comfort letter or opinion of any of its Representatives, (iv) nothing herein will involve any binding commitment by the Company, any of its Affiliates or any of their respective Representatives which commitment is not conditioned on the Effective Time and does not terminate without liability to the Company, its Affiliates and their respective Representatives upon the termination of this Agreement, and (v) nothing herein will require the Company, any of its Affiliates or any of their respective Representatives to provide any information or take any action, the disclosure or taking of which would violate applicable Legal Requirements, any fiduciary duty, any Contract or obligation of confidentiality owing to a third party, or jeopardize the protection of the attorney-client privilege (or similar protections) held by the Company or any of its Affiliates; provided that, if the Company does not provide or cause its Representatives to provide such access or such information in reliance on the foregoing, then the Company shall (1) provide a written notice to Parent stating that it is withholding such access or such information and (2) reasonably cooperate (at the request of Parent) to provide the applicable access or information in a way that would not violate such applicable Legal Requirements, fiduciary duty or Contract or otherwise jeopardize such privilege. Nothing in this Section 6.16 will require (1) any Representative of the Company or its Subsidiary to deliver any certificate or opinion or take any other action under this Section 6.16 that could reasonably be expected to result in personal liability to such Representative; (2) the Board of Directors (or any committee or subcommittee thereof) or the board of directors, managers, managing member or any similar controlling body of any Subsidiary of the Company to approve (or otherwise take any corporate or similar action with respect to) any financing (including the Financing) or Contracts (including any Financing Document or commitment letter) related thereto; or (3) the Company and its Subsidiary to take any action that would conflict with or violate its organizational or governance documents or any applicable Legal Requirements, or result in the contravention of, or that could reasonably be expected to result in a violation of breach of, or default under, any agreement to which the Company or its Subsidiary is a party.

(c) Subject to any applicable Legal Requirements, all non-public or other confidential information provided by the Company, its Subsidiary or any of their respective Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Purchaser will be permitted to disclose such information to any Financing Sources or prospective equity or debt financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as a “Representative” thereunder as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(d) If the Closing does not occur, promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or its Subsidiary in connection with the cooperation of the Company and its Subsidiary contemplated by this Section 6.16 (it being understood and agreed that the reimbursement set forth in this Section 6.16(d) shall not apply to any fees, costs, and expenses incurred by, or on behalf of, the Company, its Subsidiary or any of its Representatives in connection with its ordinary course financial reporting requirements or in the provision of data that, in each case, was already prepared or was being prepared by the Company, its Subsidiary or its Representatives in the ordinary course of business notwithstanding this Section 6.16).

(e) The Parent shall indemnify, defend and hold harmless the Company Entities and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs and expenses suffered or incurred by any of them in connection with the Financing (including any action taken in accordance with this Section 6.16) and costs and expenses incurred in defending against the foregoing, except to the extent such losses, damages, claims, costs or expenses arise from the willful breach of this Agreement by the Company, as finally determined by a court of competent jurisdiction, or from fraud on the part of the Company.

6.17 FIRPTA Certificate and Notice. Prior to Closing, the Company shall deliver to Parent and Purchaser a statement stating that the Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) and Section 1.1445-2(c)(3), together with a notice to the IRS reasonably satisfactory to Parent and Purchaser in accordance with Treasury Regulation Section 1.897-2(h)(2). For the avoidance of doubt, the failure to deliver such certificate and notice under this Section 6.17 shall not constitute a breach by the Company in any material respect of a covenant or agreement for purposes of clause (c) of Annex I.

6.18 401(k) Termination. Unless Parent provides, no later than five (5) business days prior to the Effective Time, written notice to the Company that such Employee Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (each, a “401(k) Plan”) shall not be terminated, the Company shall terminate any and all 401(k) Plans maintained by the Company effective as of the day immediately preceding the Closing Date (the “401(k) Termination Date”). The Company shall provide Parent evidence that the 401(k) Plan(s) of the Company have been terminated pursuant to resolutions of the Board of Directors. If the 401(k) Plan is terminated in accordance with the provisions of this Section 6.18, effective as of, or as soon as reasonably practicable following, the Closing Date, Parent shall designate a tax-qualified defined contribution retirement plan of Parent (or an Affiliate of Parent) with a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”) that will cover Continuing Employees on and after the Closing Date.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) as of the Closing of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order, decree, or ruling restraining, enjoining or otherwise preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger or the other Transactions by any Governmental Body which prohibits or makes illegal the consummation of the Merger or the other Transactions.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to 11:59 p.m. Eastern Time, on September 11, 2023 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act or the Antitrust Laws promulgated by any Governmental Body) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of 60 days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts to remove such order, decree, ruling or other action to the extent required by Section 6.2;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders, (ii) the Board of Directors shall have effected a Company Adverse Change Recommendation, or (iii) the Company shall have materially breached its obligations under Section 5.3;

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer (in accordance with and not in breach of this Agreement) and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided, that (i) no Company Entity nor any of their Representatives shall have materially breached Section 5.3 in any manner that results in such Superior Offer, (ii) the Company and the Board of Directors shall have complied in all material respects with Section 6.1(b) in relation to such Superior Offer, and (iii) the Company shall have paid the Termination Fee immediately prior or simultaneously with and as a condition to such termination;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(h) by the Company (i) if following the expiration of the Offer, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h) or (ii) if following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h); or

(i) by either Parent or the Company if the Offer shall have expired or been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer), provided that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to any party whose breach of this Agreement has caused or resulted in the Offer having expired or been terminated in such manner.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for Fraud or willful breach of this Agreement prior to termination. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3 and Section 9.8, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii) (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to proviso (y) to Section 8.1(b)) or by Parent pursuant to Section 8.1(f), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to or simultaneously with (and as a condition to the effectiveness of) such termination,, (y) in the case of Section 8.3(b)(ii), within three (3) business days after such termination or (z) in the case of Section 8.3(b)(iii), within three (3) business days after the earlier of the entry into a definitive agreement for or the consummation of the Acquisition Proposal referred to in clause (C) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $59,000,000. Subject to Section 8.3(c) and Section 8.3(d), payment of the Termination Fee pursuant to this Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that none of the foregoing under this Section 8.3(b) shall relieve any Company Related Party from any liability for willful breach of this Agreement or Fraud.

(c) In the event of any termination described in Section 8.3(b), (i) payment when due and paid from the Company to Parent of the Termination Fee pursuant to Section 8.3(b) and any amounts, when due and paid pursuant to Section 8.3(d), shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Company Entities and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) and shall constitute liquidated damages for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that none of the foregoing under this Section 8.3(c) shall relieve any Company Related Party from any liability for willful breach or Fraud

(d) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b) and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, plus 2% or such lesser rate as is the maximum permitted by applicable Legal Requirements.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective Boards of Directors of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may, to the extent permissible under applicable Legal Requirements, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding anything to the contrary in this Section 9.2 or Section 9.1, no amendments, modifications or waivers with respect to the provisions of which any Financing Source is expressly made a third-party beneficiary pursuant to Section 9.7 (or related defined terms) shall be permitted in a manner adverse to any Financing Source without the prior written consent of the Financing Sources party to the primary Financing Documents or the commitment letters entered into in connection with the Financing and in effect on the date of such proposed amendment, modification or waiver.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule), the Support Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof; provided, that if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement, including all matters of construction, validity and performance and any action or proceeding (whether in Contract, tort or otherwise) arising out of this Agreement of any of the Transactions or any other agreements contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that none of the Financing Sources shall have any liability hereunder (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or losses arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance, or breach; (ii) agrees that, except as specifically set forth in any commitment letter entered into in connection with the Financing or any Financing Document, it will not bring or support any Person in any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any commitment letter entered into in connection with the Financing or any Financing Document or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York (and any appellate courts thereof); (iii) agrees that, except as specifically set forth in any commitment letter entered into in connection with the Financing or any Financing Document, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Financing, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, and waives and agrees not to plead or claim in any such court to the fullest extent permitted by applicable Legal Requirements that (x) the Legal Proceeding in such courts is brought in an inconvenient forum, (y) the venue of such Legal Proceeding is improper or (z) any commitment letter entered into in connection with the Financing or any Financing Document or the subject matter thereof may not be enforced in or by such courts; (iv) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation or any other Legal Proceeding including against any of the Financing Sources (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to this Agreement, the Transactions, including any dispute arising out of or relating in any way to any commitment letter entered into in connection with the Financing or any Financing Document or the performance thereof or the financings contemplated thereby; (v) agrees that a final judgment in any such Legal Proceeding including against any of the Financing Sources shall be conclusive and may be enforced in other jurisdictions by suit seeking to enforce the judgment or in any other manner provided by law; and (vi) agrees that notice pursuant to Section 9.9 of this Agreement shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. The Financing Sources are intended third party beneficiaries of this Section 9.5(c).

(d) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect. Notwithstanding the foregoing, each of Parent and the Purchaser may assign this Agreement and its rights hereunder without the prior written consent of the Company to (i) any of their respective financing sources (including the Financing Sources) pursuant to the terms of any commitment letter entered into in connection with the Financing or any Financing Document but solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Financing, or (ii) one or more of their respective Affiliates at any time; provided, that no such assignment shall relieve Parent or Purchaser of any of their obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.5 of this Agreement; (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(c); and (d) the provisions set forth in Section 9.2, Section 9.5(c), Section 9.6 and this Section 9.7, each of which is intended for the benefit of the Financing Sources.

9.8 Transfer Taxes. Except as otherwise provided in Sections 1.1(i) and 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and shall not be a liability of holders of Shares.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Swedish Orphan Biovitrum AB (publ)

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

Attention: Torbjörn Hallberg

Email: Torbjorn.Hallberg@sobi.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, CA

Attention: Scott Shean; Leah Sauter

Email: scott.shean@lw.com; leah.sauter@lw.com

if to the Company (prior to the Effective Time):

CTI BioPharma Corp.

3101 Western Avenue

Suite 800

Seattle, WA 98121

Attention: Corey Masten-Legge; John Volpone

Email: legaladministrator@ctibiopharma.com;

             cmasten-legge@ctibiopharma.com;

            jvolpone@ctibiopharma.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

Attention: Graham Robinson;

 Katherine Ashley

Email: graham.robinson@skadden.com;

katherine.ashley@skadden.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Purchaser (and, following the Effective Time, the Surviving Corporation) duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser or the Surviving Corporation, as applicable, under this Agreement, and Parent shall be jointly and severally liable with Purchaser or the Surviving Corporation, as applicable, for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The Parties hereto have participated jointly in the negotiation and drafting of this Agreement; consequently, the Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) All references to days or months shall be deemed references to calendar days or months unless otherwise specified herein.

(d) As used in this Agreement, the words “include” and “including” and variations thereof or words of similar import shall mean including without limiting the generality of any description preceding such term, unless otherwise specified.

(e) As used in this Agreement, “ordinary course of business” means the ordinary course of business consistent with past practice.

(f) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(g) The words “hereof,” “herein,” “herewith” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole (including the Company Disclosure Schedule, Exhibits and Annexes hereto and thereto) and not to any particular provision of this Agreement.

(h) Capitalized terms used in the Company Disclosure Schedule and not otherwise defined therein have the meanings ascribed to such terms in this Agreement.

(i) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(j) The term “dollars” and character “$” shall mean United States dollars.

(k) References to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section.

(l) References to “made available” and words of similar import mean that the relevant documents, instruments and materials were posted and made available to Parent in the electronic data room no later than forty-eight (48) hours prior to the date of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CTI BIOPHARMA CORP.

By:	/s/ Adam R. Craig
Name: Adam R. Craig
Title: President, Chief Executive Officer and Interim Chief Medical Officer

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

By:	/s/ Guido Oelkers
Name: Guido Oelkers
Title: President & Chief Executive Officer

By:	/s/ Torbjörn Hallberg
Name: Torbjörn Hallberg
Title: General Counsel

CLEOPATRA ACQUISITION CORP.

By:	/s/ Guido Oelkers
Name: Guido Oelkers
Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

2022 Sale Agreement. “2022 Sale Agreement” shall mean that certain Open Market Sale Agreement, dated as of August 16, 2022, by and between Jefferies LLC and the Company.

401(k) Plan. “401(k) Plan” is defined in Section 6.18 of the Agreement.

401(k) Termination Date. “401(k) Termination Date” is defined in Section 6.18 of the Agreement.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal, indication of interest or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) direct or indirect acquisition or license of assets of the Company Entities equal to 20% or more of the Company Entities’ consolidated assets or to which 20% or more of the Company Entities’ revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of equity securities of any Company Entity (or instruments convertible into or exercisable or exchangeable for, such equity securities) representing 20% or more of the outstanding voting power of any Company Entity, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning equity securities of any Company Entity (or instruments convertible into or exercisable or exchangeable for, such equity securities) representing 20% or more of the outstanding voting power of any Company Entity or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Company Entity that if consummated would result in any Person or group beneficially owning equity securities of a Company Entity (or instruments convertible into or exercisable or exchangeable for, such equity securities) representing 20% or more of the outstanding voting power of any Company Entity, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Board of Directors. “Board of Directors” is defined in the Introduction to the Agreement

Book-Entry Shares. “Book-Entry Shares” shall mean, collectively, non-Certificated Shares and non-certificated shares of Company Preferred Stock, in each case, represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificated Shares. “Certificated Shares” is defined in Section 2.6(b) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

CCPA. “CCPA” is defined in Section 3.27(b) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any Company Entity.

Company Board Recommendation. “Company Board Recommendation” is defined in the Introduction to the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Entities. “Company Entities” shall mean the Company and its Subsidiary.

Company Equity Plans. “Company Equity Plans” shall mean the Company’s 2007 Equity Incentive Plan, the Company’s 2015 Equity Incentive Plan, the Company’s Amended and Restated 2017 Equity Incentive Plan, that certain Stock Option Agreement (Inducement Form), by and between the Company and Adam R. Craig, dated March 20, 2017, and any other equity plans, agreements or arrangements of the Company, other than the Company ESPP, in each case as amended.

Company ESPP. “Company ESPP” shall mean the Company’s Amended and Restated 2007 Employee Stock Purchase Plan, as amended.

Company IP. “Company IP” shall mean, collectively, (a) all Intellectual Property Rights that are owned by the Company Entities and (b) all third party Intellectual Property Rights exclusively licensed to the Company Entities.

Company Options. “Company Options” shall mean all unexpired and unexercised options to purchase shares of Company Common Stock, other than options to purchase shares of Company Common Stock pursuant to the Company ESPP.

Company Preferred Stock. “Company Preferred Stock” shall mean, collectively, the Series O Preferred Stock, the Series X Preferred Stock and the Series X1 Preferred Stock.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c) of the Agreement.

Company Related Person. “Company Related Person” shall mean any Company Entity’s former, current and future Representatives, assignees, stockholders, directors, officers, partners, members, managers, general or limited partners, other equityholders, controlling Persons and any Representatives of any of the foregoing.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Warrants. “Company Warrants” shall mean collectively, the SVB Warrant and the Life Science Warrant.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuation Period. “Continuation Period” is defined in Section 6.3 of the Agreement.

Continuing Employee. “Continuing Employee” is defined in Section 6.3 of the Agreement.

Contract. “Contract” shall mean any legally binding agreement (except ordinary course of business purchase orders).

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

Credit Agreement. “Credit Agreement” shall mean that certain Credit Agreement, dated as of August 25, 2021, by and among the Company, as borrower, certain Affiliates of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, and Drug Royalty III LP 2, as administrative agent, as amended, restated, amended and restated, replaced (whether upon or after termination or otherwise, and whether with the original lenders or otherwise), refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, including any extension of the maturity thereof or increase in the amount of available borrowings thereof.

Data Partners. “Data Partners” is defined in Section 3.27(a) of the Agreement.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the United States Department of Justice.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any (a) bonus, deferred compensation, incentive compensation, equity incentive, stock purchase, stock option, performance award, phantom equity, other equity-based plan, severance pay, termination pay, death and disability benefits, hospitalization, health, medical, dental, vision, accident, cafeteria, prescription drug, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, vacation, paid time off (PTO), pension, retirement, supplemental retirement, welfare and fringe benefit or other similar plan, policy, program, agreement or arrangement (and any amendments thereto), and (b) employment, consulting, loan, change in control, retention, termination, severance, or similar agreement, and each other employee benefit plan, or arrangement (and any amendments thereto), in each case whether written or unwritten, including but not limited to each “employee benefit plan” within the meaning of Section 3(3) of ERISA, that is (i) sponsored, maintained, contributed to or required to be contributed to by any Company Entity for the benefit of any current or former employee, officer, director, independent contractor or consultant of any Company Entity, or any spouse or dependent of such individual, (ii) with respect to which any Company Entity has any liability or (iii) to which any Company Entity is a party.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such first Person, is, or would at the relevant time be, treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Obligations. “Excluded Obligations” is defined in Section 6.12.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

FDCA. “FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

Final Purchase. “Final Purchase” is defined in Section 6.4 of the Agreement.

Financing. “Financing” shall mean a potential issuance of equity, debt securities or syndicated bank debt, in each case, for the purpose of financing the Transactions and related fees and expenses.

Financing Document. “Financing Document” shall mean each definitive document entered into in connection with the Financing, in each case, together with all exhibits, schedules and annexes thereto.

Financing Sources. “Financing Sources” shall mean the agents, arrangers and lenders that provide or arrange the Financing, including the agents, arrangers and lenders party to any credit agreements or other definitive documentation relating thereto entered into in connection therewith, together with their respective Affiliates, and their respective Affiliates’ officers directors, employees, attorneys, agents and representatives and their respective permitted successors and permitted assigns; provided that (x) neither Parent nor any Affiliate of Parent shall be a Financing Source, and (y) for the purposes of Section 9 only, “Financing Sources” shall be deemed to exclude any Financing Sources of a Financing in the form of equity.

Fraud. “Fraud” shall mean common law fraud under Delaware law with respect to the making of a representation or warranty contained in this Agreement with the actual knowledge that such representation or warranty was false when made or with reckless indifference to the truth of such representation or warranty.

FTC. “FTC” shall mean the United States Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Good Clinical Practices. “Good Clinical Practices” shall mean (i) FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 312; and (ii) all other similar or comparable foreign standards and requirements.

Governmental Agreements. “Governmental Agreements” is defined in Section 3.12(c) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, franchise, permission, clearance, approval, exemption, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government or institution; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal, including, the FDA or the Centers for Medicare and Medicaid Services (CMS).

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Healthcare Laws. “Healthcare Laws” shall mean all Legal Requirements pertaining to the development, testing, manufacturing, processing, packaging, labeling, marketing, advertising, commercialization, and exploitation of pharmaceutical products, including: (a) the FDCA; the Controlled Substances Act (21 U.S.C. § 801 et seq.); (b) the Public Health Service Act (42 U.S.C. § 201 et. seq.); (c) all Legal Requirements pertaining to fraud and abuse, self-referral, anti-kickback, and false claims Legal Requirements, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion Legal Requirements (42 U.S.C. § 1320a-7), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)) and the health care fraud criminal provisions of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.); (d) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (e) Medicare (Title XVIII of the Social Security Act); (f) Medicaid (Title XIX of the Social Security Act); (g) any other Legal Requirements governing price reporting, government contracting, and the processing of any applicable rebate, chargeback or adjustment, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), VA Federal Supply Schedule (38 U.S.C. § 8126), Medicare average sales price reporting (42 U.S.C. § 1395w-3a), 340B Drug Pricing Program (42 U.S.C. § 256b), state laws related to price disclosure, or under any state, provincial or territorial pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government program; (h) in the case of each of the foregoing clauses, as amended and together with the regulations promulgated pursuant to such Legal Requirements; and (i) all other similar or related local, state, federal, national, supranational and foreign Legal Requirements, manual provisions, policies and guidance.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In the Money Option. “In the Money Option” is defined in Section 2.8(a) of the Agreement.

In-bound License. “In-bound License” is defined in Section 3.8(h) of the Agreement.

Indebtedness. “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including that portion of obligations with respect to any capital leases that is classified as a liability on a balance sheet in conformity with GAAP and any synthetic lease obligations, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts, (iii) any reimbursement obligations in respect of letters of credit and bankers’ acceptances (other than obligations in respect of letters of credit and bankers’ acceptances used in the ordinary course of business as security for leases), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (vi) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice that are not past due) or (vii) any guaranty (or any other arrangement having the economic effect of a guaranty) of any such obligations described in clauses (i) through (vi) of any Person other than the Company Entities.

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all intellectual property and industrial property rights of every kind and description throughout the world, including all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), and (iv) trade secrets and confidential ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”).

Intervening Event. “Intervening Event” shall mean any change or event (other than to the extent relating to an Acquisition Proposal, Parent or the Purchaser, or the announcement or pendency of the Offer or Merger) that, individually or in the aggregate, is material to the Company Entities, taken as a whole, and not known or reasonably foreseeable to or by the Board of Directors as of the date of this Agreement, in each case, based on facts known to the Board of Directors as of the date of this Agreement, which change or event becomes known to or by the Board of Directors prior to the Offer Acceptance Time and did not arise from the operation of the Company Entities in the ordinary course of business; provided, however that in no event shall any of the following constitute Intervening Event: (i) any action taken by the parties pursuant to or in compliance with this Agreement, (ii) any changes in Legal Requirements or the commencement, continuance or settlement of any Legal Proceeding, (iii) changes in the market price or trading volume of the Shares in and of themselves, (iv) the fact, in and of itself, that the Company Entities meet, exceed or fail to meet internal or published projections, forecasts or revenue or earnings predictions for any period, or (v) a change in the general conditions in the industries in which the Company Entities operate.

IRS. “IRS” shall mean the United States Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry of the direct reports, of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), audit, inquiry, hearing or investigation commenced, brought, conducted or heard by or before any Governmental Body.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange).

Life Science Warrant. “Life Science Warrant” shall mean the issued and outstanding warrant to purchase shares of Company Common Stock granted in favor of Life Science Loans II, LLC pursuant to that certain Loan and Security Agreement, dated as of November 28, 2017, by and between Silicon Valley Bank and the Company.

Marketing Document. “Marketing Document” is defined in Section 6.16(a).

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects which have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date or (b) the business, assets, condition (financial or otherwise) or results of operations of the Company Entities, taken as a whole; provided, however, that for purposes of clause (b) of this definition, no event, occurrence, circumstance, change or effect resulting or arising directly or indirectly from, or related to, any of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) the announcement, pendency or performance of this Agreement or the terms hereof or the announcement, pendency or consummation of the Transactions (other than for purposes of any representation or warranty contained in Section 3.23 and the condition set forth in clause (b)(iii) of Annex I solely as such condition relates to Section 3.23); (iii) the general conditions or trends in the industries in which the Company Entities operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas; (iv) domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including fluctuations in the value of any currency or exchange rates, interest rates, tariffs, trade wars and credit markets); (v) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, military activity, national or international calamity, natural or manmade disaster, acts of god, epidemic, pandemic, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Body or the declaration by the United States or any other Governmental Body of a national emergency or war; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided, however, that this clause (vi) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections; (vii) any adverse effect arising directly from any action taken by any Company Entity at the express written direction of Parent or Purchaser; or (viii) any change in, or any compliance with or action taken for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); ; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), and (v) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Company Entities, taken as a whole, relative to other participants in the industries in which the Company Entities operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.5(b) of the Agreement.

Merger. “Merger” is defined in the Introduction to the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

Nasdaq. “Nasdaq” shall mean The Nasdaq Global Select Market.

NCCN. “NCCN” is defined in Section 3.12(e) of the Agreement.

Offer. “Offer” is defined in the Introduction to the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in the Introduction to the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Out-bound License. “Out-bound License” is defined in Section 3.8(h) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions on or before the End Date.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Payoff Letter. “Payoff Letter” is defined in Section 6.12 of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (i) that are not due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) any Encumbrance under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) any interest or title of a lessor under leases (other than capital leases) entered into by the Company in the ordinary course of business, and any Encumbrance related thereto, (d) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report, (f) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business, and (g) Encumbrances securing the obligations under the Credit Agreement (which will be terminated in connection with the Closing).

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Information. “Personal Information” shall mean information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household, including name, address, telephone number, email address, billing information, driver’s license number, other government-issued identifier, vehicle identification number, online identifier, device identifier, IP address, browsing history, search history or other website, application or online activity or usage data, location data, health-related data, or biometric data, and/or is considered “personally identifiable information,” “protected health information,” “personal information,” “personal data,” or any similar term by any Legal Requirement and/or Privacy Requirements.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Privacy Laws. “Privacy Laws” means all Legal Requirements and binding rules, guidance, guidelines or standards, in each case as amended, consolidated, re-enacted or replaced from time to time, relating to the privacy, security, or Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, Processing and security of payment card information, and email, text message, or telephone communications, including: the Federal Trade Commission Act; the Telephone Consumer Protection Act; the Telemarketing and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003; the Children’s Online Privacy Protection Act; the California Consumer Privacy Act; the Payment Card Industry Data Security Standards; General Data Protection Regulation 2016/679, the UK Data Protection Act 2018 (the “DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019; the Privacy and Electronic Communications Regulations 2003; and the Privacy and Electronic Communications Directive (2002/58/EC).

Privacy Policies. “Privacy Policies” is defined in Section 3.27(a) of the Agreement.

Privacy Requirements. “Privacy Requirements” is defined in Section 3.27(a) of the Agreement.

Process. “Process” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as the use, collection, processing, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, transmission, dissemination or otherwise making availably or combination of such Personal Information, and/or is considered “processing” by any Legal Requirement and/or Privacy Requirements.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Real Property Lease. “Real Property Lease” is defined in Section 3.7(b) of the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

Regulatory Permit. “Regulatory Permit” shall mean all investigational new drug applications, new drug applications, supplemental new drug applications, abbreviated new drug applications, biologic license applications, establishment registrations, product listings, all supplements or amendments thereto, any other Governmental Authorizations of the FDA or comparable Governmental Body, and all similar or comparable Governmental Authorizations.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean, as to any Person, such Person’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Required Information. “Required Information” is defined in Section 6.16(a).

Safety Notices. “Safety Notices” is defined in Section 3.12(h) of the Agreement.

Sanctioned Country. “Sanctioned Country” shall mean, as of the date hereof, any of Crimea, Cuba, Iran, Myanmar/Burma, North Korea, Russia, Sudan, Syria and Venezuela.

Sanctioned Person. “Sanctioned Person” shall mean any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Body or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clauses (a) or (b) of this definition.

Sanctions Law. “Sanctions Law” shall mean all Legal Requirements concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Security Incident. “Security Incident” is defined in Section 3.27(c) of the Agreement.

Series O Preferred Stock. “Series O Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company designated as the “Series O Convertible Preferred Stock” in the Company’s certificate of incorporation in effect as of the date of this Agreement.

Series X Preferred Stock. “Series X Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company designated as the “Series X Convertible Preferred Stock” in the Company’s certificate of incorporation in effect as of the date of this Agreement.

Series X1 Preferred Stock. “Series X1 Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company designated as the “Series X1 Convertible Preferred Stock” in the Company’s certificate of incorporation in effect as of the date of this Agreement.

Shares. “Shares” is defined in the Introduction to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of Section 5.3 that the Board of Directors determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including the identity of the third party making such Acquisition Proposal, anticipated timing and prospects for consummating such Acquisition Proposal, the reliability of any debt or equity funding commitments, any termination or breakup fees, expense reimbursement provisions and any conditions) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Support Agreement. “Support Agreement” is defined in the recitals to the Agreement.

Surviving Corporation. “Surviving Corporation” is defined in the Introduction to the Agreement.

SVB Warrant. “SVB Warrant” shall mean the issued and outstanding warrant to purchase shares of Company Common Stock granted in favor of Silicon Valley Bank pursuant to that certain Loan and Security Agreement, dated as of November 28, 2017, by and between Silicon Valley Bank and the Company.

Systems. “Systems” shall mean all networks, servers, switches, endpoints, software, platforms, electronics, websites, storage, firmware, hardware, and related information technology or outsourced services, and all electronic connections between them, that are owned, operated, used, or controlled by the Company.

Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, for the avoidance of doubt, Section 203 of the DGCL).

Tax. “Tax” shall mean any federal, state, local, or foreign or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interest, penalties, inflationary adjustments, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon valid termination of the Agreement in accordance with its terms; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e), (g) and (h) below shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer, that are convertible, exchangeable or exercisable into Shares, other than the Company Preferred Stock (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred at the time of the expiration of the Offer but, in any event, without duplication) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL);

(b) (i) the representations and warranties of the Company set forth in: the first two sentences of Section 3.1(a) (Due Organization; Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.3(b) and Section 3.3(c) (Capitalization, Etc.), Section 3.22 (Takeover Laws), Section 3.24 (Opinion of Financial Advisors) and Section 3.25 (Brokers and Other Advisors) of the Agreement shall be true and accurate (disregarding for this purpose any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Sections 3.3(a) and 3.3(d) (Capitalization, Etc.) shall be true and accurate in all respects except for de minimis inaccuracies as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties of the Company set forth in Section 3.5(b) (No Material Adverse Effect) and Section 3.21 (Authority; Binding Nature of Agreement) of the Agreement shall be accurate in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i) through (b)(iii) above) shall be true and accurate (disregarding for this purpose any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the execution and delivery of the Agreement, there shall not have occurred any Material Adverse Effect which is continuing;

(e) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by an authorized officer of the Company confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

(h) there shall be no pending Legal Proceeding by any Governmental Body challenging or seeking to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger; and

(i) the Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser, to the extent permitted under applicable Legal Requirements. The failure by Parent or Purchaser at any time prior to the Offer Acceptance Time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ANNEX II

FORM OF CERTIFICATE OF INCORPORATION

OF THE SURVIVING CORPORATION

FIRST:    The name of the corporation is CTI BioPharma Corp. (the “Corporation”).

SECOND:    The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, County of New Castle, Wilmington, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD:    The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH:    The total number of shares of all classes of stock which the Corporation shall have authority to issue is one thousand (1,000), consisting of 1,000 shares of Common Stock, having a par value of $0.01 per share.

FIFTH:    In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1.	The business and affairs of the Corporation shall be managed by or under the direction of the board of directors of the Corporation.

2.	Election of directors need not be by written ballot.

3.	The board of directors of the Corporation is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

SIXTH:    Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability; provided that this Article SIXTH shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability or any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

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SEVENTH:    To the fullest extent permitted by applicable law, as amended from time to time, the Corporation is authorized to provide indemnification for (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

EIGHTH:    Subject to such limitations as may be from time to time imposed by other provisions of this Second Amended and Restated Certificate of Incorporation, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Second Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

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